Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2024

Aegon Ltd.

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business Aegonplein 50 2591 TV The Hague The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated May 16, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: May 16, 2024	By	/s/ J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of
Corporate Financial Center

May 16, 2024 1Q24 trading update

Aegon trading update for first quarter 2024

•	EUR 256 million operating capital generation before holding funding and operating expenses, on track to achieve guidance of around EUR 1.1 billion for 2024

•	Capital ratios remain robust, above their respective operating levels

•	Cash Capital at Holding remains strong at EUR 2.0 billion, reflecting 85% completion of the ongoing EUR 1.535 billion share buyback program

•	Planned new EUR 200 million share buyback program announced, expected to be completed by the end of 2024

•	Reporting structure of US business amended to better reflect the US strategy as set out at the June 2023 Capital Markets Day

•

Continued strong sales growth in US Strategic Assets, UK Workplace businesses and Brazilian life insurance business. Positive third-party net flows at Asset Management business. UK Retail business continues to be affected by challenging market conditions

Lard Friese, Aegon CEO, commented:

“The beginning of the year was marked by continued positive commercial momentum in the US and Brazil, as well as net inflows at our asset manager, and was underscored by solid operating capital generation of EUR 256 million, as well as healthy capital ratios in our main operating units.

In the US, we continued to execute upon our strategy to transform Transamerica into America’s leading middle market life insurance and retirement company. Individual Life generated new life sales of USD 119 million, an increase of 5% compared with the same period in 2023. World Financial Group’s (WFG) sales force grew by 13% to almost 76,000 licensed agents, driven by continued successful recruiting and training efforts. Retirement Plans reported net deposits of USD 1.0 billion, driven by the middle market. We also continued to execute the management actions we announced last year to reduce our exposure to Financial Assets, including the repurchase of institutionally owned universal life policies and the premium rate increase program in long-term care.

Our joint venture in Brazil, Mongeral Aegon Group, continued its strong performance, with life sales increasing by 22% to EUR 28 million.

Our UK Workplace segment saw continued high levels of inflows due to the onboarding of new schemes and net deposits from existing participants, despite being negatively impacted by the loss of a low margin scheme. Performance at the UK’s Retail segment continued to be impacted by reduced customer activity due to the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pension schemes.

In our asset management business, both Global Platforms and Strategic Partnerships saw net inflows. Global Platforms third party reported net inflows of EUR 2.6 billion, mostly driven by fixed income in the UK. Strategic Partnerships saw net inflows of EUR 2.1 billion, driven by Aegon’s Chinese asset management joint venture.

Today, we announce a planned new share buyback program of EUR 200 million. We expect the new program to start at the beginning of July 2024, and to complete it by the end of 2024.

These results represent a good start to the year as we continue to work hard to transform our company and deliver upon our 2025 financial targets. I look forward to providing you with an update on our plans to drive growth in our UK business at our teach-in on June 25.”

Please note that all comparisons are versus the first quarter of 2023 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 16.

May 16, 2024 1Q24 trading update

Strategy

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s businesses in the US have been divided into Financial Assets and Strategic Assets. The aim is to reduce Aegon’s exposure to its Financial Assets and improve the predictability of capital generation from those assets. Aegon intends to, over time, reallocate capital from Financial Assets to growth opportunities in its Strategic Assets, partnerships, and its global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years, most recently with the divestment of the business in India, which was completed on February 23, 2024.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding.

Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by the capital strength conveyed in this press release.

The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon aims to grow its dividend per share to around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain at around EUR 5 billion.

Share buyback program following the transaction with a.s.r.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. The associated EUR 1.5 billion share buyback program was 85% completed on March 31, 2023, and is expected to be fully executed by June 30, 2024. The buyback amount was subsequently increased to EUR 1.535 billion in the context of repurchasing shares related to share-based compensation plans.

May 16, 2024 1Q24 trading update

Business update Americas

Aegon Americas Business update				unaudited
USD millions	Notes	1Q 2024	1Q 2023%
Distribution KPIs - World Financial Group (WFG)
Number of licensed agents (end of period)		75,652	66,915	13
Number of multi-ticket agents (end of period)		37,211	33,314	12
Transamerica’s market share in WFG (US Life)		64%	64%	—
Savings & Investments KPIs
Gross deposits Retirement Plans		9,699	7,786	25
Net deposits Retirement Plans		1,032	346	198
of which: net deposits mid-sized Retirement Plans		1,165	932	25
Individual Retirement Accounts AuA		10,996	9,043	22
General Account Stable Value AuA		11,307	10,468	8
Gross deposits Mutual Funds		1,249	1,575	(21)
Net deposits Mutual Funds		(627)	(21)	n.m.
Protection Solutions KPIs
Traditional Life		29	31	(8)
Indexed Universal Life		90	82	10
New life sales (recurring plus 1/10 single) Individual Life		119	113	5

New life sales (recurring plus 1/10 single) Workplace Life		25	27	(9)

New premium production Workplace Health		44	40	11
Net deposits Indexed Annuities		214	70	n.m.
Financial Assets KPIs
Capital employed in Financial Assets (at operating level)		3,692	3,889	(5)
Net deposits Variable Annuities		(1,558)	(1,115)	(40)
Net deposits Fixed Annuities (excluding SPGAs)		(195)	(153)	(27)
Variable Annuities dynamic hedge effectiveness ratio (%)¹		99%	97%	2
LTC actual to expected claim ratio (%) (IFRS)		102%	89%	15
NPV of LTC rate increases approved since end-2022		335	42	n.m.

1.	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

May 16, 2024 1Q24 trading update

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company.

To better align Transamerica’s reporting structure with its strategy and business model, as of 2024, the businesses have been regrouped into four business segments: Distribution, Savings & Investments, Protection Solutions, and Financial Assets. This change reflects Aegon’s focus on its Strategic Assets and provides more transparency on its growth areas, while presenting the results of Financial Assets separately. The new business segments align to the new applicable IFRS accounting standards, with the insurance businesses allocated to Protection Solutions and Financial Assets, and the non-insurance businesses grouped into Distribution and Savings & Investments.

Business update Distribution

Transamerica’s Distribution business segment consists of World Financial Group (WFG), its wholly owned life insurance agency, and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity.

At the end of the first quarter of 2024, WFG had 75,652 licensed agents. This is an increase of 13% compared with the same period in 2023 and was driven by continued successful recruiting and training efforts. Over the same period, the number of multi-ticket agents – those selling more than one life policy per 12 months – increased by 12% to 37,211 agents. Transamerica’s market share in the WFG distribution channel in the US amounted to 64% for life products in the first quarter of 2024 and remained consistent with the level observed throughout 2023, building on the service experience for WFG agents and products tailored to the US middle market.

Business update Savings & Investments

Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRA), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA propositions, focusing on mid-sized and pooled plans, and delivering managed advice and other ancillary products and services.

Net deposits

Retirement Plans reported net deposits of USD 1.0 billion in the first quarter of 2024, compared with net deposits of USD 0.3 billion in the same period of the prior year. Net deposits for mid-sized plans amounted to USD 1.2 billion in the reporting period, compared with net deposits of USD 0.9 billion in the first quarter of 2023. Gross deposits for mid-sized plans benefited from higher takeover and recurring deposits, both largely driven by the large pooled plan sale of USD 1.7 billion in the first quarter of 2023. This more than offset higher withdrawals. Large-market plans recorded net outflows of USD 0.4 billion, compared with USD 0.9 billion in the prior year period, as gross deposits in large-market plans increased and withdrawals from contract discontinuances decreased compared with the first quarter of 2023. Part of the eligible participant withdrawals were rolled over to Transamerica’s individual retirement accounts (IRAs), which generated USD 0.3 billion of net deposits during the reporting period, which was also supported by asset consolidation and other customer retention efforts.

Net outflows for Mutual Funds amounted to USD 627 million in the first quarter of 2024, compared with USD 21 million in the same quarter of 2023. This mainly reflected gross deposits decreasing by 21% compared with the prior year period and was due to continued investor preference for shorter term investments given the prevailing interest rate yield curve. Redemptions increased compared with the same period of 2023.

May 16, 2024 1Q24 trading update

Account balances

Account balances in Retirement Plans increased to USD 228 billion at the end of the first quarter of 2024 from USD 199 billion at the end of the same quarter last year. Mid-sized plans accounted for USD 52 billion of the total account balances in Retirement Plans at the end of this quarter, compared with USD 43 billion at the end of the first quarter in 2023.

Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 8%, compared with the end of March 2023 to USD 11.3 billion as of March 31, 2024. IRA account balances increased by 22% compared with the end of March 2023 to USD 11.0 billion as of March 31, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.

Business update Protection Solutions

Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.

New life sales

Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In the first quarter of 2024, Individual Life generated new life sales of USD 119 million, an increase of 5% compared with the prior year period. WFG represented 71% of total Individual Life sales in this quarter. The increase in sales was driven by the indexed universal life product line, which is the main Transamerica product marketed by WFG, partially offset by lower traditional life sales driven by competitive pressures in the term life market.

Workplace Life reported new life sales of USD 25 million compared with USD 27 million in the first quarter of 2023; the latter included the sale of a large contract.

New premium production Workplace Health

In the first quarter of 2024, new premium production for Workplace Health insurance amounted to USD 44 million, an increase of 11% compared with the same period of 2023, driven by a new large voluntary benefits contract.

Net deposits Indexed Annuities

Net deposits in RILA products amounted to USD 227 million in the first quarter of 2024, the highest amount since the introduction of this product in 2022, compared with USD 76 million in the same period of 2023. This was driven by enhanced distribution capacity and productivity for this product.

Net outflows for the FIA product amounted to USD 13 million compared with net outflows of USD 6 million in the prior year period. Currently, there are no new sales for this product.

Business update Financial Assets

Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. New sales for these blocks are limited and focus on products with higher returns and moderate risk profiles. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities including Single Premium Group Annuities (SPGAs), the legacy universal life book, and long-term care portfolios as Financial Assets.

May 16, 2024 1Q24 trading update

Transamerica is taking in-force management actions on Financial Assets that are expected to reduce the capital employed by USD 1.2 billion, which, in addition to the assumed organic run-off, would lead to USD 2.2 billion of capital employed by year-end 2027. On March 31, 2024, Financial Assets had USD 3.7 billion of capital employed, a decrease of USD 0.4 billion compared with December 31, 2022. This was mainly driven by favorable market impacts in the variable annuities portfolio and the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins.

Universal Life

The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees, as well as a portfolio reinsured from Transamerica Life Bermuda. Transamerica is currently executing a management action to purchase institutionally owned universal life policies to reduce the mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021. By the end of the first quarter of 2024, the company had purchased 34% of the face value of institutionally owned universal life policies for a cash consideration of more than USD 1.2 billion, focusing on older age policies with large face amounts.

Long-term care

Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At its 2023 Capital Markets Day, Aegon announced its intention to achieve an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by the states achieved since the beginning of 2023 amounts to USD 335 million, which is 48% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected claim ratio being mildly unfavorable at 102%.

Variable Annuities

The portfolio of variable annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. In the first quarter of 2024, the hedge program was 99% effective, continuing its strong track record of managing the financial market risks embedded in the guarantees.

Net outflows in Variable Annuities amounted to USD 1.6 billion in the first quarter of 2024, compared with USD 1.1 billion in the same quarter last year, in line with expectations for this Financial Asset. Gross deposits in Variable Annuities increased by 19% to USD 0.3 billion in the first quarter of 2024, mainly from growing sales in a variable annuity product with limited guarantees. This was more than offset by higher surrenders, which nonetheless remained in line with long-term best estimates.

Fixed Annuities including SPGAs

The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset. Net outflows in the run-off Fixed Annuities book excluding SPGAs amounted to USD 195 million in the first quarter of 2024, compared with net outflows of USD 153 million in the same period of last year. Surrender rates and withdrawals for Fixed Annuities remained below long-term best estimates.

May 16, 2024 1Q24 trading update

Business update United Kingdom

United Kingdom Business update				unaudited
GBP millions	Notes	1Q 2024	1Q 2023%
Retail plaform		(896)	(413)	(117)
Workplace Solutions platfirm		546	733	(25)

Total platform business		(350)	320	n.m.
Traditional products		(377)	(264)	(43)

Total platform and traditional business		(727)	56	n.m.
Institutional		499	2,786	(82)

Total net deposits / (outflows)		(228)	2,841	n.m.
New life sales (recurring plus 1/10 single)		—	6	n.m.

Strategic KPIs
Annualized revenues gained / (lost) on net deposits		(4.6)	(2.6)	(76)
Platform expenses / AuA (bps)		24 bps	23 bps

In the United Kingdom, Aegon aims to become the leading digital platform provider in the workplace and retail markets, and to drive forward its pension and investment propositions for the benefit of all of its customers, advisers, and employers.

Strategic developments

In August 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to focus on its core Retail and Workplace platform activities in the UK, was completed on February 1, 2024.

As previously announced, Aegon will host a teach-in on the UK strategy in the form of a webinar on June 25, 2024.

Business update

Net deposits

Net deposits in the Workplace segment of the platform amounted to GBP 546 million in the first quarter of 2024 compared with net deposits of GBP 733 million in the same period of 2023. The reduction was driven by the outflow of one large, low margin scheme of GBP 186 million. This offset solid levels of inflows driven by new schemes and net deposits on existing schemes. For Retail, net outflows amounted to GBP 896 million in the first quarter of 2024, compared with net outflows of GBP 413 million in the prior year period. This reflects a continued reduction of customer activity driven by the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pensions.

Net outflows in Traditional products amounted to GBP 377 million, compared with net outflows of GBP 264 million in the same period of 2023, as the book gradually runs off. For the Institutional business, net deposits amounted to GBP 499 million in the first quarter of 2024, whereas net deposits in the same period of 2023 amounted to GBP 2,786 million, driven by the onboarding of a large client. The Institutional business is low-margin and net deposits for this business can be lumpy.

Annualized revenues gained / (lost) on net deposits

Annualized revenues lost on net deposits amounted to GBP 5 million for the first quarter of 2024, predominantly due to the run-off of the traditional product portfolio in addition to net outflows in the Retail channel. This more than offset annualized revenues gained in the Workplace channel.

May 16, 2024 1Q24 trading update

Platform expenses as a percentage of assets under administration

Platform expenses amounted to 24 basis points of assets under administration (AuA) in the first quarter of 2024, and increased by one basis point compared with the same period in 2023. This was mostly driven by higher employee expenses which more than offset the impact from higher assets under administration, which were predominantly due to favorable markets.

May 16, 2024 1Q24 trading update

Business update International

International Business update				unaudited
EUR millions	Notes	1Q 2024	1Q 2023%
Spain & Portugal		8	12	(34)
China		31	46	(32)
Brazil		28	23	22
TLB and others		6	5	19

New life sales (recurring plus 1/10 single)		73	86	(15)
New premium production accident & health insurance		12	15	(19)
New premium production property & casualty insurance		17	18	(5)

In Spain & Portugal, China and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value through active in-force management, disciplined risk management, and capital management actions, while continuing to make profitable sales on a selective basis. Its closed block of universal life insurance liabilities is reinsured by Transamerica.

Strategic developments

In July 2023, Aegon announced the sale of its 56.1% stake in its associate business in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. This transaction was completed on February 23, 2024.

During the quarter, TLB launched an upgraded indexed universal life insurance with new features offering a wider choice of index account options and enhanced life benefits.

Business update

New life sales

New life sales amounted to EUR 73 million, down 15% compared with the first quarter of 2023.

•

New life sales in Spain & Portugal decreased by EUR 4 million to EUR 8 million due to lower sales in Santander Life, driven by some delays in product launches and the continued high interest rate environment.

•	New life sales in China decreased by EUR 15 million to EUR 31 million, mostly driven by the negative impact of a pricing regulation related to insurance products with guaranteed interest rates.

•	New life sales in Brazil increased by EUR 5 million to EUR 28 million, mainly driven by continued business growth, while also reflecting Aegon’s increased economic stake.

•	For TLB and others, new life sales grew to EUR 6 million, an increase of EUR 1 million compared with the first quarter of 2023, driven by higher indexed universal life sales in Singapore from TLB.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 12 million, a decrease of 19% compared with the first quarter of 2023, driven by lower sales from both accident and health products from Santander Spain.

New premium production for property & casualty insurance decreased by 5% to EUR 17 million, driven by lower demand for mortgages in Spain due to higher interest rates resulting in fewer household policies being sold. This was partially offset by higher sales in Portugal.

May 16, 2024 1Q24 trading update

Business update Asset Management

Asset Management Business update				unaudited
EUR millions	Notes	1Q 2024	1Q 2023%
General Account		(1,286)	(935)	(38)
Affiliate		(677)	483	n.m.
Third Party		2,604	(367)	n.m.

Global Platforms		641	(819)	n.m.
Strategic Partnerships		2,091	(1,259)	n.m.

Net deposits / (outflows)		2,732	(2,078)	n.m.

Strategic KPIs
Annualized revenues gained / (lost) on net deposits - Global Platforms		4.0	0.5	n.m.
General Account		68,933	91,788	(25)
Affiliate		40,764	63,531	(36)
Third Party		145,756	83,306	75

Global Platforms		255,453	238,626	7
Strategic Partnerships		58,593	57,037	3

Assets under Management		314,047	295,663	6

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.

Strategic developments

Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Focus lies on three core competencies: growth in real assets and alternative fixed income assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.

Business update

Net deposits

Third-party net deposits in Global Platforms amounted to EUR 2,604 million in the first quarter of 2024, compared with net outflows of EUR 367 million in the same period of 2023. The net deposits in the first quarter were mostly driven by fixed income in the UK, where fund performance was strong and there was a large win. Alternative fixed income also contributed favorably, as well as the asset management partnership with a.s.r.

Net deposits in Strategic Partnerships amounted to EUR 2,091 million in the first quarter of 2024, compared with net outflows of EUR 1,259 million in the same period last year, and were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which experienced inflows into money market funds. This was in part due to a successful collaboration with a consumer finance platform. La Banque Postale AM also recorded positive net deposits, but was impacted by continued withdrawals of low-margin business from a former shareholder.

Net outflows from the general account amounted to EUR 1,286 million in the first quarter of 2024, compared with net outflows of EUR 935 million in the prior year period. Net outflows from affiliates amounted to EUR 677 million in the first quarter of 2024, compared with net inflows of EUR 483 million in the same period of 2023. They were driven by the departure of a large US client and the gradual run-off of the traditional insurance book in the UK.

May 16, 2024 1Q24 trading update

Annualized revenues gained / (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 4 million in the first quarter of 2024, driven by third-party net deposits partially offset by net outflows in the general account and affiliates businesses.

Assets under management

Assets under management increased by EUR 18 billion compared with March 31, 2023, to EUR 314 billion driven by the impact of favorable markets and the positive balance of assets exchanged between Aegon AM and a.s.r. in the second half of 2023.

May 16, 2024 1Q24 trading update

Capital position

Aegon Ltd. Main capital ratios				unaudited
in millions	Notes	2024 Mar. 31	2023 Dec. 31%
United States (USD)
Available capital		8,240	8,106	2
Required capital		1,869	1,878	—

US RBC ratio		441%	432%

Scottish Equitable plc (UK) (GBP)
Own funds		2,358	2,220	6
SCR		1,229	1,190	3

UK SE Solvency II ratio		192%	187%

Aegon Ltd. Capital generation				unaudited
EUR millions	Notes	1Q 2024	1Q 2023%
Earnings on in-force		339	355	(5)
Release of required		122	162	(25)
New business strain		(205)	(225)	9

Operating capital generation before holding funding and operating expenses		256	292	(12)

Americas		152	209	(27)
United Kingdom		35	32	11
International		27	35	(24)
Asset Management		43	17	158
Operating capital generation before holding funding and operating expenses		256	292	(12)
Holding funding and operating expenses		(66)	(65)	(1)

Operating capital generation after holding funding and operating expenses		191	227	(16)
One-time items¹		118	61	94
Market impacts		58	(224)	n.m.

Capital generation		367	63	n.m.

1.	Operating capital generation from Aegon the Netherlands is recorded as one-time item until 2Q 2023.

Americas Capital generation				unaudited
USD millions	Notes	1Q 2024	1Q 2023%
Distribution		37	37	(1)
Savings & Investments		66	55	20
Protection Solutions ¹		200	170	17
Financial Assets		(18)	19	n.m.

Earnings on in-force		285	282	1
Release of required		71	110	(35)
New business strain		(192)	(168)	(14)

Operating capital generation		165	224	(27)
One-time items		58	43	35
Market impacts		69	19	n.m.

Capital generation		291	286	2
Strategic Assets		128	161	(20)
Financial Assets		36	63	(42)

Operating capital generation		165	224	(27)

EoIF Retirement Plans (included in EoIF Savings & Investments)		41	30	34
EoIF Individual Life (included in EoIF Protection Solutions )[2]		129	172	(25)

1.	Includes various tax and corporate items not directly attributable to Protection Solutions business.
2.	2023 comparative numbers have been amended to reflect the inclusion of River Ridge Insurance Company in Individual Life.

May 16, 2024 1Q24 trading update

Aegon Ltd. Cash Capital at Holding				unaudited
EUR millions	Notes	1Q 2024	1Q 2023%
Beginning of period		2,387	1,614	48
Americas		13	16	(23)
United Kingdom		—	—	n.m.
International		30	12	163
Asset Management		—	47	n.m.
The Netherlands		—	—	n.m.
Dividend received from a.s.r.		—	—	n.m.
Holding and other activities		—	—	n.m.

Gross remittances		43	75	(42)
Funding and operating expenses		(29)	(27)	(6)

Free cash flow		14	47	(70)
Divestitures and acquisitions		16	(4)	n.m.
Capital injections		(15)	(44)	65
Capital flows from / (to) shareholders		(459)	(109)	n.m.
Net change in gross financial leverage		—	—	n.m.
Other		19	(56)	n.m.

End of period		1,961	1,449	35

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Capital ratios

US RBC ratio

The estimated RBC ratio in the US increased from 432% on December 31, 2023, to 441% on March 31, 2024, and remained above the operating level of 400%. During the reporting period, market movements had a 6%-points positive impact on the RBC ratio mainly driven by favorable equity markets. Operating capital generation from operating entities applying the RBC framework, which represented approximately three quarters of US operating capital generation in the reporting period, had a positive contribution of 6%-points to the US RBC ratio and more than offset a dividend from an operating company to the intermediate holding company.

UK Solvency II ratio

The estimated UK Solvency II ratio for Scottish Equitable Plc increased from 187% on December 31, 2023, to 192% on March 31, 2024, and remained above the operating level of 150%. The increase was driven by a positive contribution from operating capital generation and some smaller one-time items.

Group solvency ratio

In line with previous guidance, Aegon does not report a group solvency ratio at the end of the first quarter of 2024 to align with a.s.r.’s reporting cycle. When announcing its first half year results of 2024 on August 22, 2024, Aegon will again publish a group solvency ratio.

The group solvency ratio on June 30, 2024, will take into account a fungibility haircut on the own funds of the Chinese insurance joint venture Aegon THTF Life Insurance Company, resulting in an expected reduction of group solvency ratio by around 3%-points.

May 16, 2024 1Q24 trading update

Operating capital generation

Operating capital generation for Aegon amounted to EUR 256 million before holding funding and operating expenses, compared with EUR 292 million in the first quarter of 2023. Earnings on in-force amounted to EUR 339 million, a decrease of 5% compared with the first quarter of 2023. This was mainly driven by the UK, which was impacted by adverse underwriting experience, with a partial offset from Aegon AM, which recorded a one-time expense benefit. Release of required capital amounted to EUR 122 million, a decrease of EUR 40 million compared with the first quarter of 2023. This was mainly due to one-time capital releases in the US in the prior year period. New business strain amounted to EUR 205 million, a decrease of EUR 20 million compared with the first quarter of last year. The increase in new business strain from the US, as a consequence of higher sales in the Strategic Assets Individual Life and Retirement Plans, was more than offset by a decrease in new business strain from the UK and International. In the UK, this reflected the sale of the protection book and changes in business mix. For International, this reflected the negative impact of a pricing regulation related to insurance products with guaranteed interest rates in China, which resulted in lower sales.

Holding funding and operating expenses amounted to EUR 66 million and were stable compared with the prior year period. As a consequence, operating capital generation after holding and funding expenses amounted to EUR 191 million in the first quarter of 2024.

Americas

Operating capital generation for the Americas decreased by 27% to USD 165 million in the first quarter of 2024, compared with USD 224 million in the same period of last year. A higher new business strain of USD 192 million in the reporting period, compared with USD 168 million in the first quarter of 2023, contributed to the decrease of operating capital generation and was driven by growth in Individual Life and Retirement Plans. The release of required capital decreased to USD 71 million in the first quarter of 2024 from USD 110 million in the first quarter last year, as the prior year quarter benefited from a non-recurring item.

Earnings on in-force increased by 1% to USD 285 million in the first quarter of 2024, compared with the first quarter of last year. Earnings on in-force benefited by USD 23 million from favorable timing of expenses, which is expected to largely reverse over the remainder of the year. Earnings on in-force were negatively impacted by unfavorable mortality claims experience of USD 33 million, mainly from variable universal life and traditional life policies, as well as unfavorable morbidity claims experience of USD 7 million.

The Protection Solutions business segment contributed USD 200 million earnings on in-force in this quarter, of which USD 129 million from Individual Life. Earnings on in-force from Individual Life decreased as a result of unfavorable mortality in this quarter and a methodology update in the second quarter of 2023. Savings & Investments reported USD 66 million of earnings on in-force in the period compared with USD 55 million in the first quarter of 2023. This growth was driven by higher fee revenues from higher account balances in Retirement Plans, which benefited from favorable markets and led to USD 41 million of earnings on in-force in this line of business. The Distribution business segment contributed USD 37 million to earnings on in-force. The Financial Assets business segment reported a loss of USD 18 million earnings on in-force during the first quarter of 2024.

In summary, Strategic Assets contributed USD 128 million of operating capital generation in the reporting period. Financial Assets reported USD 36 million of operating capital generation, mainly driven by operating capital generation from Fixed Annuities, including from a portfolio that was reinsured to a new Bermuda-based reinsurance entity at the end of last year. This was in part offset by losses from Universal Life.

May 16, 2024 1Q24 trading update

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at Holding decreased during the first quarter of 2024 from EUR 2,387 million to EUR 1,961 million. This decrease was mainly driven by capital returns to shareholders which amounted to EUR 459 million related to the share buyback program that was launched upon the completion of the a.s.r. transaction. Free cash flow amounted to EUR 14 million, driven by remittances from Aegon International. Divestures and acquisitions amounted to EUR 16 million driven by the net proceeds related to the sale of Aegon Life Insurance Company in India. Other items had a combined positive impact of EUR 3 million.

Share buyback program

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This program followed the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. As previously communicated, the share buyback program is expected to be completed on or before June 30, 2024, barring unforeseen circumstances.

On March 31, 2024, Aegon had completed 85% of the total EUR 1.5 billion share buyback program. On April 9, Aegon announced that it would increase the share buyback program by EUR 35 million in the context of repurchasing shares related to share-based compensation plans. On May 10, 2024, Aegon had completed 92% of the EUR 1.535 billion share buyback program.

Aegon announces today a planned new EUR 200 million share buyback program, consistent with its policy to return excess Cash Capital at Holding to shareholders in the absence of value-creating opportunities. Barring unforeseen circumstances, the share buyback program will commence in the beginning of July 2024, and is expected to be completed on or before December 31, 2024. Aegon will engage a third party to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period. Aegon intends to cancel these shares subject to the relevant approvals. The share buyback program will be executed in compliance with the Market Abuse Regulation and within the limitations to buy back a maximum of 10% of the issued shares. Please note that the buyback is currently scheduled to run until 24 November, 2024, but this may be extended to the end of December 2024 if the authorization of the board is extended during our Annual General Meeting.

May 16, 2024 1Q24 trading update

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 am CEST.

Supplements

Aegon’s first quarter 2024 Trading Update Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CEST, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen and additionally you will receive an email with the call details and again your personal pin to enter the conference call. To avoid any unforeseen connection issues, it is recommended to make use of the ‘call me’ option. Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me’, there’s no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free)

The Netherlands: +31 970 102 86838 (toll)

Financial calendar 2024

Annual General Meeting – June 12, 2024

Aegon UK Strategy Teach-In (webinar) – June 25, 2024

First half 2024 results – August 22, 2024

Third quarter 2024 trading update – November 15, 2024

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com. More information can be found at aegon.com.

Contacts
Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+31(0) 70 344 8028

richard.mackillican@aegon.com	yves.cormier@aegon.com

May 16, 2024 1Q24 trading update

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

May 16, 2024 1Q24 trading update

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2022 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.